UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 31, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 31 May 2024 entitled ‘Sale of Vodafone Spain completes.’

31 May 2024

Sale of Vodafone Spain completes

Further to the announcement on 14 May 2024, Vodafone Group Plc ("Vodafone") announces it has completed the sale of Vodafone Holdings Europe, S.L.U. ("Vodafone Spain") to Zegona Communications plc ("Zegona")1 for €4.1 billion in cash2 and €0.9 billion in the form of redeemable preference shares.

The enterprise value of €5.0 billion represents a multiple of 5.6x Adjusted EBITDAaL3 and 13.0x OpFCF4  for the 12-month period ended 30 September 2023.

As part of this transaction Vodafone and Zegona have also entered into an agreement whereby Vodafone will provide certain services to Vodafone Spain after completion of the transaction and Vodafone will continue to have a presence in Spain through its Innovation Hub in Málaga.

Notes
1.   The selling entity is Vodafone Europe B.V. which is a 100% owned subsidiary of Vodafone Group Plc. The buying entity is Zegona Bidco, S.L.U. which is a 100% owned subsidiary of Zegona Communications plc.
2.   Subject to closing accounts adjustments
3.   Adjusted EBITDAaL as defined in Non-GAAP measures on page 236 of the Vodafone Annual Report 2024
4.   OpFCF defined as Adjusted EBITDAaL less capital expenditure

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries (excludes Italy and Spain which are held as discontinued operations under Vodafone Group), partner with mobile networks in 43 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 79 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com, follow us on X (formerly Twitter) at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Zegona
Zegona was established in 2015 with the objective of investing in businesses in the European Telecommunications, Media and Technology sector and improving their performance to deliver attractive shareholder returns. Zegona is led by former Virgin Media executives Eamonn O'Hare and Robert Samuelson.

For more information, please visit www.investors.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 31, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary